UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

Amendment No. 7

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

COMSYS IT Partners, Inc.

(formerly Venturi Partners, Inc.)
(Exact name of registrant as specified in its charter)

Delaware (State of Incorporation)	56-1930691 (IRS Employer Identification No.)

4400 Post Oak Parkway, Suite 1800
Houston, Texas 77027
(Address and Zip Code of Principal Executive Offices)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☑

Securities Act registration statement file number to which this form relates:   N/A

Securities to be registered pursuant to Section 12(b) of the Act:   None

Securities to be registered pursuant to Section 12(g) of the Act:   Common Stock, par value $0.01

INFORMATION REQUIRED IN REGISTRATION STATEMENT
Item 1. Description of Registrant’s Securities to be Registered.
SIGNATURE
EXHIBIT INDEX
Registration Rights Agreement dated 9/30/2004
Amended and Restated Registration Rights Agreement

INFORMATION REQUIRED IN REGISTRATION STATEMENT

     On September 30, 2004, COMSYS IT Partners, Inc. (formerly Venturi Partners, Inc.) completed the merger of its wholly owned subsidiary, VTP, Inc., which we refer to as Merger Sub, with and into COMSYS Holding, Inc., which we refer to as COMSYS. The merger was pursuant to an Agreement and Plan of Merger dated as of July 19, 2004, as amended as of September 3, 2004, among us, Merger Sub, Venturi Technology Partners, LLC, COMSYS Information Technology Services, Inc., COMSYS and certain stockholders of COMSYS. In the merger, COMSYS survived and continues as one of our wholly owned subsidiaries. At the effective time of the merger, we changed the name of our corporation from “Venturi Partners, Inc,” or Venturi, to “COMSYS IT Partners, Inc.”

     In the merger, COMSYS stockholders received shares of our common stock in exchange for their shares of COMSYS capital stock in accordance with the exchange ratios described below. Each share of COMSYS’ common stock outstanding immediately prior to the effective time of the merger was canceled and converted into the right to receive 0.0001 of a share of our common stock. Each share of COMSYS’ Class A-3 preferred stock outstanding immediately prior to the effective time of the merger was canceled and automatically converted into the right to receive 10.4397 shares of our common stock. The conversion of COMSYS’ Class B preferred stock was based on its liquidation value, agreed for purposes of the merger agreement to be $53,726,164. Each dollar of the agreed upon liquidation value of COMSYS’ Class B preferred stock (and each share of such preferred stock outstanding immediately prior to the effective time of the merger) was canceled and automatically converted into the right to receive 0.01165118 of a share of our common stock. Each share of COMSYS’ Class C preferred stock outstanding immediately prior to the effective time of the merger was canceled and automatically converted into the right to receive 117.41923 shares of our common stock. Each share of COMSYS’ Class D preferred stock outstanding immediately prior to the effective time of the merger was canceled and automatically converted into the right to receive 1,411.423 shares of our common stock. In connection with, but prior to, the merger, all outstanding shares of COMSYS’ Class A-1, Class A-2 and Class E preferred stock were repurchased or redeemed.

     At the effective time of the merger, each option to acquire shares of COMSYS common stock that was outstanding under the COMSYS 1999 Stock Option Plan immediately prior to the effective time of the merger remained outstanding and became exercisable for shares of our common stock at the rate of 0.0001 of a share for each share of COMSYS common stock.

     We are amending and restating our Registration Statement on Form 8-A relating to our common stock originally filed with the Securities and Exchange Commission, or the SEC, on February 21, 1996, as amended, in order to describe our common stock subsequent to the merger. On September 30, 2004, we filed an Amended and Restated Certificate of Incorporation of Venturi Partners, Inc. with the Delaware Secretary of State. A revised description of the common stock previously registered in our Registration Statement on Form 8-A, as amended, is set forth below.

Item 1. Description of Registrant’s Securities to be Registered.

     Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws were filed as Exhibits 3.1 and 3.2, respectively, to our Current Report on Form 8-K filed with the SEC on October 4, 2004 and incorporated herein by reference. The discussion below is not a complete description of the terms of the common stock, so you should read it together with our amended and restated charter and bylaws.

     Our authorized capital stock consists of 95 million shares of common stock, par value $0.01 per share, and 5 million shares of preferred stock, par value $0.01 per share, of which 40,000 shares have been designated as our new Series A-1 Preferred Stock.

Common Stock

     Each holder of our common stock is entitled to one vote per share on all matters to be voted on by the stockholders, including the election of directors. Holders of our common stock do not have cumulative voting rights, and therefore holders of a majority of the shares voting for the election of directors can elect all of our directors. In this event, the holders of the remaining shares will not be able to elect any directors. As discussed in more detail below, our board of directors is classified into two groups, Group A directors, consisting of four Venturi designees, and Group B directors, consisting of five COMSYS designees.

     Subject to the rights of the holders of our preferred stock, holders of our common stock are entitled to receive such dividends as our board of directors may declare from time to time out of funds legally available for the payment of dividends. We have never paid a cash dividend on our common stock. We presently intend to retain earnings to finance the growth and development of our business and therefore do not expect to pay cash dividends on our common stock in the foreseeable future. In addition, our credit facilities prohibit us from paying cash dividends. In the event of the liquidation, dissolution or winding up of our company, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and of the liquidation preference and accumulated dividends on any outstanding preferred stock.

     Holders of our common stock have no preemptive, conversion or redemption rights and are not subject to further calls or assessments. All of the outstanding shares of our common stock are validly issued and have been fully paid for. As of October 29, 2004, there were 15,462,255 shares of our common stock issued and outstanding.

     Our common stock is currently listed on the NASDAQ National Market under the symbol “CITP.” The transfer agent and registrar for our common stock is Wachovia Bank, National Association.

Preferred Stock

     In General

     Subject to the rights of holders of our Series A-1 Preferred Stock discussed below, our board of directors is authorized, without stockholder action, to issue from time to time, in one or more designated series, any or all of the authorized but unissued shares of our preferred stock with such dividend, redemption, conversion and exchange provisions as may be provided in the particular series. Any series of preferred stock may possess voting, dividend, liquidation and redemption rights superior to that of the common stock. The rights of the holders of our common stock will be subject to and may be adversely affected by the rights of the holders of our Series A-1 Preferred Stock (described below) and any preferred stock that may be issued in the future. Our ability to issue new series of preferred stock, although providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of entrenching our board of directors and making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of our outstanding voting stock.

     New Series A-1 Preferred Stock

     In connection with the merger, our board of directors designated a new series of our preferred stock, Series A-1 Preferred Stock, and some of COMSYS’ existing debt was converted into shares of this new series. The Certificate of Designation for the Series A-1 Preferred Stock is included in the Amended and Restated Certificate of Incorporation filed as Exhibit 3.1 to our Current Report on Form 8-K on October 4, 2004 and is incorporated herein by reference.

     Holders of Series A-1 Preferred Stock have no voting rights except as required under applicable law, but are entitled to receive preferential dividends. Dividends on our Series A-1 Preferred Stock accrue on a daily basis at the rate of 15% per annum on the $1,000.00 liquidation value per share whether or not they have been declared and whether or not we have profits, surpluses or other funds legally available for the payment of dividends. The dividends are cumulative, and all accrued and previously unpaid dividends must be fully paid before any dividends, distributions, redemptions or other payments may be made to any junior securities, including our common stock. Accrued and unpaid dividends as of each anniversary date of the original issuance of the Series A-1 Preferred Stock are entitled to additional dividends at the rate of 15% per annum on such amount.

     In the event of our liquidation or dissolution, each holder of Series A-1 Preferred Stock will be entitled to a liquidation preference of $1,000 per share, plus any accrued and unpaid dividends. Once that payment is made, holders of our Series A-1 Preferred Stock will not be entitled to any further payment.

     Although we may redeem any or all outstanding shares of our Series A-1 Preferred Stock at any time, we must redeem all outstanding shares of our Series A-1 Preferred Stock seven years after the effective date of the merger. Additionally, in the event of a change in control of the company (by merger, acquisition of stock, substantial asset sale or otherwise), each holder of Series A-1 Preferred Stock may require us to redeem all or any portion of its shares. Upon either a voluntary or mandatory redemption, we must pay each holder of Series A-1 Preferred Stock $1,000 per share, along with any accrued and unpaid dividends.

     We cannot issue any class or series of capital stock that will have equal or preferred status to our Series A-1 Preferred Stock as to dividends and distributions upon our liquidation or dissolution. In addition, we may not redeem, purchase or otherwise acquire any junior securities, including our common stock, nor pay, declare or distribute any dividends to junior securities, including our common stock, as long as any shares of Series A-1 Preferred Stock are outstanding, unless we obtain the consent of the holders of at least 60% of the outstanding shares of Series A-1 Preferred Stock. In the event of any stock splits, stock dividends or other recapitalizations, the liquidation value and number of outstanding shares of our Series A-1 Preferred Stock will be appropriately adjusted to reflect any impact that such events had on our Series A-1 Preferred Stock.

     The terms of the Series A-1 Preferred Stock can be amended only with the agreement of holders of at least 60% of the outstanding shares.

     In connection with the merger, we issued 22,471.16 shares of our new Series A-1 Preferred Stock to Wachovia Investors, the holder of COMSYS’ subordinated debt, in exchange for approximately $22.4 million of such debt. As of October 29, 2004, there were 22,471.16 shares of our new Series A-1 Preferred Stock issued and outstanding.

Warrants

     As part of our 2003 financial restructuring, we issued common stock purchase warrants to the senior lenders under our previous credit facility entitling them to purchase a total of 768,996.68 shares of common stock, which was equivalent to 10% of our outstanding common stock on a fully diluted basis. These warrants are exercisable in whole or part until April 14, 2013, and their exercise price is currently $7.8025 per share (which was based on an assumed equity valuation for the Company of $60.0 million). If we declare a stock dividend or stock split, the total number of shares that may be issued upon exercise of the warrants will be proportionately increased and the exercise price will be proportionately decreased, and if we declare a reverse stock split, the total number of shares that may be issued upon exercise of the warrants will be proportionately decreased and the exercise price will be proportionately increased. If we issue additional shares of common stock, securities convertible into common stock, warrants, options, or other rights to acquire common stock for less than fair market value, the total number of shares that may be issued upon exercise of the warrants will be proportionately increased and the exercise price will be proportionately decreased. The holders of the warrants are entitled to receive any dividends or other distributions paid to our common stockholders. The merger had no effect on the terms of these warrants. As of October 29, 2004, warrants to purchase 768,996.68 shares of our common stock were issued and outstanding.

Stockholder Rights Agreement

     In connection with the merger, all rights issued pursuant to a Rights Agreement between us and Wachovia Bank, National Association, as Rights Agent, dated as of February 6, 1996, as amended by an Amended and Restated Rights Agreement dated as of April 14, 2003, as amended by the Amendment to Amended and Restated Rights Agreement dated as of August 18, 2003 and the Second Amendment to Amended and Restated Rights Agreement dated as of July 19, 2004, terminated effective immediately prior to the consummation of the merger.

Anti-takeover Effects of Provisions of our Amended and Restated Charter and Bylaws and Delaware Law

     Amended and Restated Charter and Bylaws

     The terms of our amended and restated charter and bylaws, as well as the voting agreements executed in connection with the merger by us and certain of our stockholders, provide some stockholders and certain groups of our directors the right to designate the nominees for election to our board of directors during the first three years after the merger. Our amended and restated charter provides that the board of directors immediately after the merger will be classified into two groups, Group A directors, consisting of four Venturi designees, and Group B directors, consisting of five COMSYS designees. As a result, our amended and restated charter grants COMSYS designees control of our board of directors initially for a period of three years following the merger, which deprives our stockholders of the ability to set the size of our board of directors during that period of time. Elimination of the ability of our stockholders to set the size of our board of directors may have an anti-takeover effect because only the board of directors under our amended and restated charter has the ability to change the size of the board.

     Under our amended and restated charter, the following transactions during the first three years after our merger with COMSYS will require either (1) the approval of at least 75% of our board of directors and the approval of holders of a majority of our outstanding shares or (2) the approval of a majority of our board of directors and the approval of holders of at least 66 2/3% of our outstanding shares:

•	a merger or consolidation involving us that requires stockholder approval under applicable law;

•	a sale, lease or exchange of all or substantially all of our property and assets;

•	our liquidation or dissolution;

•	any amendment to our charter (other than some amendments that relate solely to the terms of our preferred stock); and

•	any amendment of section 3.2 of our amended and restated bylaws, which governs the nominating process for our directors.

As a result of these provisions, special approvals will be required during the first three years after our merger with COMSYS in order for us to complete certain major corporate transactions or to amend our charter or the director nominating provisions in our bylaws. While special approval requirements for the above-referenced transactions may enhance the protection of our minority stockholders, they may also have the effect of deterring or delaying a change in control of our company during the first three years after our merger with COMSYS.

     Under our amended and restated charter, any related-party transaction during the first three years after our merger with COMSYS that would be required to be disclosed under Rule 404(a) of Regulation S-K under the Securities Act between us and a holder of 30% or more of our voting stock would require the approval of at least 75% of our board of directors. As a result, certain related-party transactions will require special approval during the first three years after our merger with COMSYS. While special approval requirements for related party transactions may enhance the protection of our minority stockholders, they also may have the effect of deterring or delaying a change in control of our company during the first three years after our merger with COMSYS.

     In addition, as discussed above under the heading “Preferred Stock,” our ability to issue new series of preferred stock, although providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of entrenching our board of directors and making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of our outstanding voting stock.

     Section 203 of Delaware Law

     As in the previous amendment to our charter, pursuant to our new amended and restated charter, we have elected not to be governed by Section 203 of the Delaware General Corporation Law. Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The term “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to limited exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of our voting stock. Even though we have elected not to be governed by Section 203, Section 203 by its terms remained in effect until August 5, 2004 and will continue to apply, even after that date, to a business combination between us and an interested stockholder that became an interested stockholder prior to our election not to be governed by Section 203. Notwithstanding the foregoing, we are not aware of any person or entity to whom Section 203 will continue to apply after August 5, 2004.

     The descriptions of our amended and restated charter and bylaws set forth above are qualified by reference to the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws that are filed as Exhibits 3.1 and 3.2, respectively, to our Current Report on Form 8-K filed on October 4, 2004, and are incorporated by reference in this Form 8-A/A.

Registration Rights

     In connection with the merger, we have entered into a registration rights agreement with the holders of COMSYS’ capital stock that received our common stock in the merger. Under this registration rights agreement, the holders of approximately 9.37 million shares of common stock are entitled to rights with respect to the registration of such shares under the Securities Act of 1933, as amended. The registration rights agreement, attached hereto as Exhibit 4.2 and incorporated herein by reference, obligates us to use our commercially reasonable efforts to file a “shelf” registration statement within 60 days after the merger. Upon being declared effective by the SEC, this shelf registration statement will generally permit delayed or continuous offerings of all of our common stock issued to COMSYS’ stockholders in the merger. Our obligation to keep this registration effective will terminate after two years or, if earlier, when all of the common stock covered by the registration statement had been sold.

     Under the registration rights agreement, the COMSYS stockholders are entitled to an unlimited number of additional shelf registrations. In addition, under the registration rights agreement, Wachovia Investors, Inc. and any of its permitted transferees are entitled to demand a total of three registrations, and another group of institutional stockholders of COMSYS (and their permitted transferees) will be entitled to demand one registration. If we or another party having registration rights under another agreement proposes to register any of our equity securities (other than exchange offers on Form S-4, offers under employee benefit plans on Form S-8, or similar forms), then we will give all holders of registration rights under the registration rights agreement notice and an opportunity to participate in the registration via piggyback rights. All of these registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in such registration and our right not to effect a requested shelf registration within 120 days after the effective date of a previous registration statement (other than registrations on Form S-4 for exchange offers and Form S-8 for employee benefit plans, or forms for similar purposes).

     In connection with the merger, we have made conforming amendments to our existing registration rights agreement with the holders of our common stock and warrants received in connection with our restructuring in April 2003. Under this agreement, attached hereto as Exhibit 4.3 and incorporated herein by reference, we are obligated to register approximately 5,785,000 shares of our common stock. The holders of registration rights under this amended and restated registration rights agreement also are entitled to participate in the shelf registration we are obligated to file within 60 days after the merger.

     The terms of these registration rights agreements are described in more detail in our definitive proxy statement on Schedule 14A filed with the SEC on September 7, 2004, and are incorporated by reference in this Form 8-A/A.

Item 2. Exhibits.

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of COMSYS IT Partners, Inc. (formerly known as Venturi Partners, Inc.) (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC on October 4, 2004).

3.2	Amended and Restated Bylaws of COMSYS IT Partners, Inc. (formerly known as Venturi Partners, Inc.) (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed with the SEC on October 4, 2004).

Exhibit No.	Description
4.1	Specimen Certificate for Shares of Common Stock (incorporated by reference to Exhibit 4.0 to the Quarterly Report on Form 10-Q for the quarter ended June 29, 2003, filed with the SEC on August 13, 2003).

4.2*	Registration Rights Agreement, dated as of September 30, 2004, among us and COMSYS stockholders party thereto.

4.3*	Amended and Restated Registration Rights Agreement, dated as of September 30, 2004, among us, MatlinPatterson Global Opportunities Partners, L.P., Inland Partners, L.P., Links Partners, L.P. and certain stockholders party thereto.

4.4	Voting Agreement, dated as of September 30, 2004, among COMSYS IT Partners, Inc., Wachovia Investors, Inc. and certain stockholders party thereto (incorporated by reference to Exhibit 2.4 to the Current Report on Form 8-K, filed with the SEC on October 4, 2004).

4.5	Voting Agreement, dated as of September 30, 2004, between COMSYS IT Partners, Inc. and MatlinPatterson Global Opportunities Partners, L.P. (incorporated by reference to Exhibit 2.5 to the Current Report on Form 8-K, filed with the SEC on October 4, 2004).

*	Filed herewith

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

COMSYS IT Partners, Inc.
	By:	/s/ Joseph C. Tusa, Jr.
		Name:	Joseph C. Tusa, Jr.
Date: November 1, 2004		Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of COMSYS IT Partners, Inc. (formerly known as Venturi Partners, Inc.) (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC on October 4, 2004).

3.2	Amended and Restated Bylaws of COMSYS IT Partners, Inc. (formerly known as Venturi Partners, Inc.) (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed with the SEC on October 4, 2004).

4.1	Specimen Certificate for Shares of Common Stock (incorporated by reference to Exhibit 4.0 to the Quarterly Report on Form 10-Q for the quarter ended June 29, 2003, filed with the SEC on August 13, 2003).

4.2*	Registration Rights Agreement, dated as of September 30, 2004, among us and COMSYS stockholders party thereto.

4.3*	Amended and Restated Registration Rights Agreement, dated as of September 30, 2004, among us, MatlinPatterson Global Opportunities Partners, L.P., Inland Partners, L.P., Links Partners, L.P. and certain stockholders party thereto.

4.4	Voting Agreement, dated as of September 30, 2004, among COMSYS IT Partners, Inc., Wachovia Investors, Inc. and certain stockholders party thereto (incorporated by reference to Exhibit 2.4 to the Current Report on Form 8-K, filed with the SEC on October 4, 2004).

4.5	Voting Agreement, dated as of September 30, 2004, between COMSYS IT Partners, Inc. and MatlinPatterson Global Opportunities Partners, L.P. (incorporated by reference to Exhibit 2.5 to the Current Report on Form 8-K, filed with the SEC on October 4, 2004).

*	Filed herewith